UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2019

Commission File Number: 001-38376

 Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐   No  ☒

 Central Puerto: Adjusted EBITDA for 2Q2019 Including Full Brigadier López Plant Operations - Supplemental Information to Second Quarter 2019 Press Release

BUENOS AIRES, Argentina--(BUSINESS WIRE)--August 16, 2019--Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), the largest private sector power generation company in Argentina, as measured by generated power, reports complementary information for the quarter and six-month period ended on June 30, 2019 (“Second Quarter” or “2Q2019”, and “First Half” or “1H2019”, respectively), relating to the proforma effect of the results during the quarter of the Brigadier López Plant.

This release contains complementary information to the Financial Results for the Quarter and First Half Ended on June 30, 2019 Press Release issued on August 12, 2019 and provides additional unaudited information for the convenience of the reader and should be read together with our prior release and the Consolidated Financial Statements for the six-month period ended on June 30, 2019.

You may find additional information on the Company at:

  http://investors.centralpuerto.com/
  www.sec.gov
  www.cnv.gob.ar

Purchase of the Brigadier López Power Plant. On June 14, 2019, Central Puerto and IEASA (Integración Energética Argentina S.A., a state-owned company) signed the transfer of the Brigadier López plant.

According to the transfer contract, the legal, economic, and other effects, were considered as of April 1, 2019. However, applying IFRS 3, for accounting purposes, the results associated to the Brigadier López plant have been included in Central Puerto’s Income Statements starting on June 2019. Additionally, as a result of the application of IFRS 3, the Company considered the trade receivables and accounts payables of the Brigadier López plant for the months of April and May 2019 as part of the fair value of the assets and liabilities acquired at the acquisition date, included in the Consolidated Statement of Financial Position. The following chart shows the Main Financial Figures, as they were originally reported, as further adjusted for the results for the months of April and May 2019 associated with the Brigadier López Power Plant as if it had been acquired as of April 1, 2019 (highlighted in grey):

Main financial magnitudes of continuing operations

Million Ps.	2Q 2019	1Q 2019	2Q 2018	Var % (2Q/2Q)	1H 2019	1H 2018	Var % (1H/1H)
Revenues	5,819	6,829	3,350	74%	12,648	6,483	95%
Cost of sales	(3,278)	(4,007)	(1,799)	82%	(7,285)	(3,317)	120%
Gross profit	2,541	2,822	1,551	64%	5,363	3,166	69%
Administrative and selling expenses	(421)	(498)	(409)	3%	(918)	(760)	21%
Operating income before other operating results	2,120	2,324	1,142	86%	4,445	2,407	85%
Other operating results, net[1]	705	3,166	7,348	(90%)	3,871	21,575	(82%)
Operating income[1]	2,825	5,490	8,490	(67%)	8,316	23,982	(65%)
Depreciation and Amortization	342	527	397	(14%)	868	757	15%
Adjusted EBITDA[1,2]	3,167	6,017	8,886	(64%)	9,184	24,739	(63%)
Add:
Acquisition of Brigadier López plant [3]	633	-	-	N/A	633	-	N/A
Acquisition Adjusted EBITDA[1,2]	3,800	6,017	8,886	(57%)	9,817	24,739	(63%)

1. Include, among others, the following concepts: CVO effect	-	-	-	-	-	13,485	-
Foreign Exchange Difference and interests related to FONI trade receivables	377	3,203	7,097	(95%)	3,580	7201	(50%)
See “CVO effect” in the August 12, 2019 Press Release for further information.
Acquisition Adjusted EBITDA minus CVO effect and Foreign exchange difference and interests related to FONI and similar programs trade receivables	3,423	2,814	1,790	91%	6,237	4,052	54%
Acquisition Adjusted EBITDA minus CVO effect and Foreign exchange difference and interests related to FONI and similar programs trade receivables (convenience translation to US$)[4]	81	51	42	91%	147	95	54%
Average exchange rate of period	44.01	39.01	23.58	65%	44.01	21.63	103%
Exchange rate end of period	42.46	43.35	28.85	50%	42.46	28.85	47%

NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

2. We define Adjusted EBITDA as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations. We define Acquisition Adjusted EBITDA as Adjusted EBITDA as further adjusted for the results for the months of April and May 2019 associated with the Brigadier López plant as if it had been acquired as of April 1, 2019. See “Disclaimer-Adjusted EBITDA” below for further information.

3. Reflects pro forma unrealized Adjusted EBITDA for the months of April and May 2019 related to the purchase of Brigadier López plant as if it had been acquired as of April 1, 2019. It includes the trade receivables accrued during April and May by the Brigadier López plant, minus the operating liabilities accrued during such month by this plant. The June 2019 results from Brigadier López were already included in the Income Statement for the quarter and six-month period ended on June 30, 2019.

4. Convenience translation using the foreign exchange rate as of June 30, 2019. As of August 15, 2019, the applicable exchange rate was of AR$ 57.25 per US$1.00.

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA and Acquisition Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations. Acquisition Adjusted EBITDA is defined as Adjusted EBITDA as further adjusted for the results for the months of April and May 2019 associated with the Brigadier López plant as if it had been acquired as of April 1, 2019. These adjustments include the trade receivables accrued during April and May by the Brigadier López plant, minus the operating liabilities accrued during such month by said plant. This information is based, among other factors, on certain historical unaudited financial information provided to the Company by IEASA, Brigadier López plant’s previous owner. The Acquisition Adjusted EBITDA is for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the acquisition of the Brigadier López Plant had been completed and accounted for at, and as of, the beginning of the period for the periods presented, nor does it purport to project the results of operations of the Company for any future period or as of any future date. The Acquisition Adjusted EBITDA may not be useful in predicting the results of operations of the Company in the future.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

• Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;

• Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

• although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

• although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

• other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in the August 12, 2019 release.

Contacts

Tomás Arshak Daghlian
Investor Relations Officer
Central Puerto S.A.
Tel. +54 (11) 4317-5000 (ext. 2192)
Tel. +54 (11) 4129-1600 (ext. 2192)
tomas.daghlian@centralpuerto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 16, 2019	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact